UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(RULE 13d - 102)

(Amendment No. 1)

Information to be included in statements filed pursuant

to Rules 13d-1(b), (c) and (d) and amendments thereto filed

pursuant to 13d-2(b) *

NGP Capital Resources Company

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

62912R107

(CUSIP Number)

December 31, 2006

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule

pursuant to which this Schedule is filed:

☐      Rule 13d-1(b)

☒      Rule 13d-1(c)

☐      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the Following Pages)

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Bruce Silver

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

819,266

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

819,266

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

REPORTING PERSON

819,266

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.71%

12.	TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Silver Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

819,266

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

819,266

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

REPORTING PERSON

819,266

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.71%

12.	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Silver Capital Fund, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

180,201

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

180,201

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

REPORTING PERSON

180,201

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.04%

12.	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Silver Capital Fund (Offshore) Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

53,356

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

53,356

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

REPORTING PERSON

53,356

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.30%

12.	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed with respect to the shares of common stock (the “Common Stock”) of NGP Capital Resources Company (the “Issuer”) beneficially owned by Bruce Silver, Silver Capital Management, LLC, Silver Capital Fund, LLC and Silver Capital Fund (Offshore) Ltd. (collectively, the “Reporting Persons”) as of January 19, 2007 and amends and supplements the Schedule 13G dated April 5, 2006, (the “Schedule 13G”). Except as set forth herein, the Schedule 13G is unmodified.

ITEM 4.	OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:
(i)	Each of Mr. Silver and Silver Capital beneficially owns 819,266 shares of Common Stock.
(ii)	The Domestic Fund beneficially owns 180,201 shares of Common Stock.
(iii)	The Offshore Fund beneficially owns 53,356 shares of Common Stock.
(iv)	Collectively, the Reporting Persons beneficially own 819,266 shares of Common Stock.
(b)	Percent of Class:
(i)	Silver Capital and Mr. Silver’s beneficial ownership of 819,266 shares of Common Stock represents 4.71% of all of the outstanding shares of Common Stock.
(ii)	The Domestic Fund’s beneficial ownership of 180,201 shares of Common Stock represents 1.04% of all of the outstanding shares of Common Stock.
(iii)	The Offshore Fund’s beneficial ownership of 53,356 shares of Common Stock represents 0.30% of all of the outstanding shares of Common Stock.
(iv)	Collectively, the Reporting Persons’ beneficial ownership of 819,266 shares of Common Stock represents 4.71% of all of the outstanding shares of Common Stock.
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote

Not applicable.

(ii)	Shared power to vote or to direct the vote of shares of Common Stock:

Silver Capital and Mr. Silver have shared power to vote or direct the vote of 819,266 shares of Common Stock.

The Domestic Fund has shared power with Silver Capital and Mr. Silver to vote or direct the vote of the 180,201 shares of Common Stock held by the Domestic Fund.

The Offshore Fund has shared power with Silver Capital and Mr. Silver to vote or direct the vote of the 53,356 shares of Common Stock held by the Offshore Fund.

(iii)	Sole power to dispose or to direct the disposition of shares of Common Stock:

Not applicable.

(iv)	Shared power to dispose or to direct the disposition of shares of Common Stock:

Silver Capital and Mr. Silver have shared power to dispose or direct the disposition of 819,266 shares of Common Stock.

The Domestic Fund has shared power with Silver Capital and Mr. Silver to dispose or direct the disposition of the 180,201 shares of Common Stock held by the Domestic Fund.

The Offshore Fund has shared power with Silver Capital and Mr. Silver to dispose or direct the disposition of the 53,356 shares of Common Stock held by the Offshore Fund.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

ITEM 10.	CERTIFICATION.

By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated:	January 23, 2007

SILVER CAPITAL MANAGEMENT, LLC

By: /s/ Bruce S. Silver
Bruce S. Silver, Managing Member

SILVER CAPITAL FUND, LLC
By: SILVER CAPITAL MANAGEMENT, LLC, as Attorney-in-Fact

By: /s/ Bruce S. Silver
Bruce S. Silver, Managing Member

SILVER CAPITAL FUND (OFFSHORE) LTD.

By: /s/ Bruce S. Silver
Bruce S. Silver, Director

/s/ Bruce S. Silver
Bruce S. Silver